Exhibit 99.B(g)(1)(c)

FUND APPENDIX

TO THE GLOBAL CUSTODIAL

SERVICES AGREEMENT

DATED AUGUST 5, 2008

BETWEEN THE VICTORY PORTFOLIOS, ACTING
FOR AND ON BEHALF OF EACH FUND LISTED BELOW, AND CITIBANK, N.A.

TRUST		FUND

Victory Portfolios	–	Global Equity Fund

Victory Portfolios	–	International Fund; and

Victory Portfolios	–	International Select Fund.